Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Alan Campbell and Christine Westbrook

Re:	Leisure Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed June 9, 2021
File No. 333-254279

Dear Mr. Campbell and Ms. Westbrook:

On behalf of Leisure Acquisition Corp. (the “Company”), we submit this letter in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 11, 2021 relating to the above-referenced Form S-4 of the Company. The Company is concurrently filing Amendment No. 6 to the Form S-4 (the “Amendment”) to address the Staff’s comment via EDGAR.

In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment corresponds to the pagination of the Amendment.

Amendment No. 5 to Registration Statement on Form S-4

Cover Page

1.	Please revise your letter to Leisure Acquisition Corp. stockholders and the LACQ subsection of the Summary to reflect your disclosure elsewhere in the prospectus indicating that Nasdaq suspended trading LACQ’s securities effective June 3, 2021. Please also revise to reflect your disclosure indicating that LACQ also failed to comply with Nasdaq Listing Rule 5250(c)(1) because it failed to timely file its Quarterly Report on Form 10-Q.

Please revise in both the letter to stockholders and the LACQ subsection of the Summary to clarify, if true, that at the time they vote, stockholders will not know whether the shares of the combined entity will be eligible to trade on Nasdaq following the consummation of the business combination and summarize associated risks if the combined company’s application for listing on Nasdaq is not approved.

The letter to Leisure Acquisition Corp. stockholders and the disclosures under the LACQ subsection of the Summary on page 14 have been revised to address the Staff’s comment.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Questions and Answers, page 5

2.	Please revise this section, as appropriate, to reflect your disclosure on page 65 that the classification of any of your warrants as a liability would reduce LACQ’s Net Tangible Assets below $5,000,001, and to discuss the risks associated with this potential outcome.

The disclosure under the caption “What effect does LACQ’s restatement of its financial statements with respect to warrant liabilities have on its ability to meet the requirement that it have at least $5,000,001 of Net Tangible Assets?” on page 12 has been added to address the Staff’s comment.

* * * *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel Forman

Daniel Forman

cc:	Daniel Silvers, Chief Executive Officer, Leisure Acquisition Corp.
George Peng, Chief Financial Officer, Treasury and Secretary, Leisure Acquisition Corp.
Jeffrey Horwitz, Proskauer Rose LLP
Steven Fishman, Proskauer Rose LLP